Exhibit 99.3

REFINITIV STREETEVENTS EDITED TRANSCRIPT MG.TO - Q1 2022 Magna International Inc Earnings Call EVENT DATE/TIME: APRIL 29, 2022 / 12:00PM GMT REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call CORPORATE PARTICIPANTS Louis Tonelli Magna International Inc. - VP of IR Patrick W. D. McCann Magna International Inc. - Executive VP & CFO Seetarama Swamy Kotagiri Magna International Inc. - CEO & Director Vincent Joseph Galifi Magna International Inc. - President CONFERENCE CALL PARTICIPANTS Brian Arthur Johnson Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Christopher Patrick McNally Evercore ISI Institutional Equities, Research Division - Senior MD Colin M. Langan Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Dan Meir Levy Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Itay Michaeli Citigroup Inc., Research Division - Director & Global Head of Autos Sector James Albert Picariello BNP Paribas Exane, Research Division - Research Analyst John Joseph Murphy BofA Securities, Research Division - MD and Lead United States Auto Analyst Joseph Robert Spak RBC Capital Markets, Research Division - Autos and Leisure Analyst Mark Neville Scotiabank Global Banking and Markets, Research Division - Analyst Michael W. Glen Raymond James Ltd., Research Division - Equity Research Analyst Peter Sklar BMO Capital Markets Equity Research - Analyst Shreyas Patil Wolfe Research, LLC - Research Analyst PRESENTATION Operator Greetings, everyone, and welcome to the Q 1 2022 Results Call . (Operator Instructions) Please note, today's call is being recorded, Friday, April 29 , 2022 . It is now with pleasure that I turn today's presentation over to Mr . Louis Tonelli, Vice President, Investor Relations . Please go ahead, sir . Louis Tonelli - Magna International Inc . - VP of IR Thanks, Bridget . Hello, everyone, and welcome to our conference call covering our Q 1 ' 22 results . Joining me today are Swamy Kotagiri, Vince Galifi and Pat McCann . Yesterday, our Board of Directors met and approved our financial results for Q 1 2022 . We issued a press release this morning outlining our results . You find the press release, today's conference call webcast, the slide presentations to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna . com . Before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . Please also refer to the reminder slide included in today's deck related to our commentary today . And with that, I'll pass it over to Swamy . 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Thank you, Louis . Good morning, everyone . Let me start by saying that our thoughts go out to all those that are suffering as a result of the situation in Ukraine . Although we don't have facilities in Ukraine, we have the privilege of working with thousands of Ukrainian colleagues in our Magna operations around the world as well as those at our facilities in Russia who share the same values of human rights, diversity and inclusion . We continue to operate under very difficult industry conditions, facing additional challenges that began this past quarter . Under the circumstances, we are pleased that our results outperformed our expectations . We continue to focus on operational excellence, cost controls and customer recoveries to mitigate the pressures we are facing . Our organic sales outgrew light vehicle production in the quarter . As a result of the worsening geopolitical and macroeconomic environment, we have lowered our outlook for 2022 , reflecting reduced vehicle production assumptions, weaker expected currencies relative to the U . S . dollar and an expected further increase in input costs . As we look past this short - term turmoil, we continue to win business, and our portfolio positions us to continue driving sales growth over market as well as strong free cash flow generation . I'll briefly cover the current dynamics impacting the industry . We started the year anticipating continued supply constraints, particularly in semiconductors . We are expecting the constraints to remain throughout ' 22 , but improve in the second half of the year relative to the first . Russia's invasion of Ukraine and measures taken by G 7 countries in response had cascading economic effects . Substantially, all vehicle production in Russia has been idled . The industry is experiencing additional supply chain challenges, resulting in vehicle production suspensions, particularly in Europe . Global economic uncertainty has increased and input costs already at elevated levels have risen further . In addition, China's Zero COVID policy in the face of rising cases have resulted in lockdowns in certain regions, impacting industry sales and production in the country . In terms of tailwinds, dealer vehicle inventories remain low, underlying auto demand is relatively strong and constrained by the tight supply and the industry megatrends, like electrification and driver assistance, continue to drive new business and growth opportunities for well - positioned suppliers . Our first quarter earnings came in better than our expectations, reflecting our focus on operations, even as the industry environment worsened as the quarter progressed . Relative to the first quarter of 2021 , consolidated sales were $ 9 . 6 billion, down 5 % compared to a 7 % decline in global light vehicle production . On an organic basis, sales were only down 2% , representing 5 % growth over market . EBIT margin declined 230 basis points to 5 . 3 % substantially as a result of higher input costs . Our adjusted EPS fell to $ 1 . 28 for the quarter . And fresh cash flow was negative $ 99 million in Q 1 . During the quarter, we repurchased 5 . 8 million shares using $ 383 million in cash, paid out another $ 113 million to shareholders in the form of dividends and used cash to redeem our senior Canadian debt . Pat will take you through the details of our revised ' 22 outlook later, but let me take you through the broad strokes . Our global vehicle production assumptions have been lowered, and we now expect an overall vehicle production increase of about 3 % in 2022 compared to about 6 % in our initial outlook in February . We have reduced our European vehicle production assumptions by 2 . 1 million units, of which 0 . 9 million is in Russia . At this point, we are assuming that the global OEMs will not produce in Russia for the remainder of ' 22 . We have also reduced our vehicle production assumptions in North America and China for the balance of the year relative to our previous outlook . The impact of lower sales due to the lower production assumptions, together with assumed higher net input costs, has resulted in the lowering of our outlook for sales and earnings in ' 22 . Despite our lowered outlook, we are continuing to invest for our future in the form of engineering and capital to support future growth . This is our life blood, and we have the balance sheet and cash flow to support these ongoing investments that will benefit Magna well into the future . Before passing the call over to Pat, I want to highlight 2 recognitions received by Magna, which I'm very proud of . We recently earned 6 2021 General Motors Supplier of the Year awards, the only supplier to achieve this in a single year, and we have done it in each of the past 3 years . GM also selected Magna to receive 2 overdrive awards for launch excellence and accelerating innovation . In addition, 4 Magna technologies have been named as finalists for the 2022 Automotive News PACE Awards . The 4 innovations, 2 for products and 2 for processes, are the most received by APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 3 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

any company this year . We were also named as a finalist for a PACE pilot award . These recognitions reflect our ongoing focus on bringing innovations and operational excellence to our customers, both of which should contribute to our continued strong competitive position in the industry . Finally, we are hosting an investor event on May 10 at the M 1 racetrack in Pontiac, Michigan . We will provide an update on progress in our go - forward strategy that was outlined last year . We will have on - road driving experiences and interactive displays of our latest technologies . You will have the opportunity to catch up with Magna's senior leaders, our first opportunity to do this live since 2020 . I look forward to seeing many of you there for this great event . With that, I will hand it over to Pat to take you through the specifics on our financials . Pat? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Thank you, Swamy, and good morning, everyone . First, I'll start with a detailed review of the quarter . I would like to reiterate Swamy's sentiment . We are facing tremendous industry headwinds, and our operations have done a great job managing through the challenges . Once the challenges subside, we should be well positioned to drive higher margins and free cash flow . Global vehicle production declined 7 % in the quarter, primarily as a result of 16 % lower volumes in Europe . Our consolidated sales were $ 9 . 6 billion, down 5 % from the first quarter of 2021 . The decrease was primarily due to lower global vehicle production and lower assembly volumes, the impact of foreign currency translation, net divestitures and customer price concessions . These were partially offset by the launch of new programs and price increases to recover certain higher input costs . On an organic basis, our sales fell 2 % year - over - year for a 5 % growth over market for the first quarter . Adjusted EBIT was $ 507 million, and adjusted EBIT margin declined 230 basis points to 5 . 3% , a strong result considering what we are facing . This compares to 7 . 6 % in Q 1 2021 . The lower EBIT percent in the quarter was substantially due to higher input costs . Other items that negatively impacted EBIT percent were inefficiencies and other costs at certain underperforming divisions, higher electrification spending and lower equity income . These items were essentially offset by favorable commercial items, lower launch costs, employee profit sharing and incentive compensation costs and lower ADAS application engineering spend . Equity income was down $ 27 million year - over - year to $ 20 million in the quarter . The decline reflects increased electrification spending in our LG JV and reduced earnings on lower sales and other equity - accounted entities . Our adjusted effective income tax rate came in at 17 . 3% , in line with our Q 1 expectations, but lower than Q 1 last year . Net income attributable to Magna was $ 383 million compared to $ 566 million in Q 1 2021 , reflecting lower EBIT and higher interest expense and minority interest, partially offset by the lower tax rate . Diluted EPS was $ 1 . 28 compared to $ 1 . 86 last year . The decrease is the result of lower net income, partially offset by a lower number of shares outstanding . The lower number of shares outstanding primarily reflects the impact of share repurchases during and subsequent to Q 1 2021 . I will now review our cash flows and investment activities . During the first quarter of 2022 , we generated $ 749 million in cash from operations before changes in working capital and invested $ 569 million in operating assets and liabilities . Investment activities in the quarter included $ 238 million in fixed assets, a $ 64 million increase in investments, other assets and intangibles, and $ 2 million in public and private equity investments . Overall, free cash flow was negative $ 99 million in Q 1 . We also repurchased $ 383 million of our common shares, paid $ 133 million in dividends and early redeemed our Canadian bonds . At the end of the first quarter, our adjusted EBIT to adjusted EBITDA was 1 . 55 x, and our liquidity remains strong at $ 5 . 5 billion, including almost $ 2 billion in cash . Next, I will cover our outlook . As Swamy covered earlier, our outlook reflects lower expected vehicle production in both North America and Europe . Our assumption for production in China is higher than our previous expectations for 2022 , but lower for the balance of the year . We assume exchange rates in our outlook will approximate recent rates, therefore, we now expect a weaker euro and Canadian dollar for 2022 relative to our previous outlook . We have reduced our ranges for segment and consolidated sales, largely reflecting lower production assumptions and the decline in the euro . We lowered our adjusted EBIT margin to a range of 5 . 0 % to 5 . 4% . Interest expense has increased to approximately $ 90 million from approximately $ 80 million previously, reflecting lower cash balances in different regions of the world . Net income attributable to Magna has been reduced, reflecting lower sales, lower margin, and higher interest expense . And our equity income, tax rate and capital spending expectations are unchanged from our outlook from February . APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 4 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Largely as a result of expected lower earnings in our revised outlook, we have reduced our free cash flow projections to a range of $ 700 million to $ 900 million compared to $ 1 . 1 billion to $ 1 . 3 billion previously . In summary, considering significant ongoing industry headwinds, we are pleased with our Q 1 outperformance . We are deeply focused on operational excellence, cost controls and customer recoveries to mitigate the impacts of an increasingly challenging environment . Our balance sheet and cash flow allow us to make ongoing investments to drive future growth, and our portfolio positions us for growth in free cash flow as the market ultimately recovers in the future . We hope to see many of you in May at our investor event at Pontiac . Thank you for your attention . We would be happy to answer your questions . QUESTIONS AND ANSWERS Operator (Operator Instructions) And our first question comes from the line of John Murphy of Bank of America . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Just a first question that wasn't mentioned in the outlook or in the course of the first quarter results as sort of the volatility in schedules . And I know you're kind of implicitly have this in your guidance and in your discussion . I was just curious if you could talk about how much pressure that created in the quarter? If you see any stabilization in schedules going forward, and how important that is obviously, to the remainder of this year? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director John, we are still continuing to see some uncertainties . But as we mentioned, the sales were higher than what we had expected or planned . So that is a positive sign . But it's not still as stable, the releases and how we are able to process them is creating a little bit of stress in the system . But with the operating systems that we have and processes we have in place, we are able to address the needs . So I think the expedited freight is a big issue because of these uncertainties that have cost in the schedules . So hopefully, now as we go forward, we hope to see a little bit of stability in the second half . But I think it's still something that we are monitoring very closely, and we are not over the hill yet . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst And do you get the sense that there might be some building of inventories in the channel to the automakers, where they're ordering, but maybe not producing? I'm just curious if you're seeing anything like that? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director John, it's difficult to say, yes . But I -- at this point, I don't see a lot of build yet because there is so much pent - up demand . And if you look at the dealer lots and what's available, I think it's still far from being -- starting to fill the pipeline of the inventory . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Okay . And then just a second question on Slide 11 and 12 . You highlighted price increases to recover higher input costs and then favorable commercial terms in the quarter . It seems like the automakers are becoming more receptive to these discussions given the very high levels of inflation on raws as well as other input costs . I'm just curious if your conversations are changing there? And when you talk about that $ 290 million of higher input costs in your outlook, is that net or gross of these discussions? APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . I think, John, what we're talking about is net, as we mentioned, the numbers . The discussions with the customers are ongoing, and it's a various forms of discussions in terms of whether it is the freight, whether it's the commodity, whether it's various things that we are seeing, and the discussions are at various levels and a lot of transparency and a lot of objective data . Our target is to close all the positions that are open today . I don't know, Pat, if you want to add some specifics to that? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO I don't think I have much to add, Swamy . John, just to be clear, the $ 290 million is on a net basis, and that would be incremental to the $ 275 million we would have spoken to in February . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Got you . Okay . And then just lastly, I mean, obviously, there's a lot of noise and a lot of stuff going on here in the short run . I'm just curious how booking activity is going as far as you're quoting? Is there any push out or delay in the discussions? Or is it sort of more normal course there on bookings? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director John, I think it's difficult to say . Over the year, it changes so significantly, but I would say, if I look at what we generally target for the year and what we look, I would say we have made good progress for the first quarter . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Okay . And then maybe if I could sneak 1 more in . The 2024 outlook doesn't look like it changed at all . I mean somebody -- you can argue that because of the near - term volume pressure, you might see some upside in ' 23 and ' 24 as there's pent - up demand that's released or (inaudible) released around the world . But conversely, you could argue that input costs are up . I mean, how are you guys thinking about that 2024 outlook? Or is it something that you have not stated -- put a new pin in? Just curious what your thoughts are there . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO John, it's Pat again . So I think it's the latter . We still haven't put a pin in our 2024 . So our process is unchanged from prior years where we provide the current year and 3 - year outlook . Our internal processes mirror that in the sense that we focus on a rolling 12 - month forecast . So we haven't updated ' 24 at this point . Operator Our next question comes from the line of Itay Michaeli of Citi . Itay Michaeli - Citigroup Inc . , Research Division - Director & Global Head of Autos Sector I wanted to go back to the $ 290 million net input costs and maybe hoping you could talk about how you plan on recovering that over the next few years? And particularly, the question is I'm curious kind of what you're getting in new contracts? Maybe is the content per vehicle higher on APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

replacement contracts and new bookings to reflect go - forward higher input costs and inflation, or kind of maybe other ways that you plan on recovering that over time? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Sorry, go ahead Swamy, I can take... Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Sorry, Pat... Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Sorry, go ahead, Swamy, I was going to spot first off, just -- and Swamy you could jump in on the customer side . So Itay, it is when we think about the $ 290 million, really, that's being driven in the short term really by higher energy utility, including freight type costs . That's what's driving the bulk of that increase . When you turn to what we're doing on the quoting side, our view has been to take advantage of customer programs where they have been available . I think with the changing environment, we are evaluating all options, including expanded customer programs or hedging strategies . Itay Michaeli - Citigroup Inc . , Research Division - Director & Global Head of Autos Sector Great . Perfect . And then just 2 other follow - ups . One, I was hoping you could talk to maybe the cadence of margins for the rest of the year, how you think about that? And also for CapEx, look kind of low in Q 1 relative to your full year guidance . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO On the first question, Itay, I was - - we don't specifically give guidance on a quarterly basis . We provide annual guidance . That being said, my expectation would be that the first half of the year, we should be feeling the decrementals from the higher input costs higher in the first half relative to the second half . And it's a factor of the -- it's not necessarily a linear calculation whether it's 2021 or 2022 . On the second part of your question on the capital . I think the capitals tends to be lighter in the first quarter . So what we do see as the year progresses . And there's a disproportionate number of launches that happened in the back half of the year . So the capital, historically, and our expectations will continue to be that it's back -- its rear ended . Operator Our next question comes from the line of Peter Sklar of BMO Capital Markets . Peter Sklar - BMO Capital Markets Equity Research - Analyst Pat, sorry, I'm still a little confused on the $ 290 million of net input costs . Is that -- I thought the comparable number when you released the initial guidance was $ 190 million, and therefore, that's up $ 100 million . Is that correct or not correct? APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO If we -- yes, sorry, Peter . So when we released in February, our guidance included $ 275 million total of year - over - year, let's call it, inflation costs . Of the $ 275 million, $ 190 million related to commodity type costs, whether it's oil, steel, resin . So that was the $ 190 million that we had referred to . What we're seeing now is an incremental above the $ 275 million, another $ 290 million . So full year, we're talking in the range of $ 565 million 2021 to 2022 impact of higher input costs, whether it's labor . And, Peter, just to be clear on the incremental $ 290 million, the majority of that increase relates to utilities, energy, primarily in Europe, and we also have freight, which we are getting surcharges related to higher input costs on their end . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . That's clear now . My next question, on the normal course issuer bid, if I did my math correctly, you bought back about 2 % of the stock during the quarter . Your debt - to - EBITDA ratio is at 1 . 55 , which is slightly through, I think, the high end of your -- of the range where you like to be, albeit on a very low denominator given where global vehicle production volumes are . And -- but you're through the high end of the range, and I noticed your -- like with the revised 2022 guidance, your free cash flow estimates are coming down . So what should we expect on the NCIB going forward? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO I think our capital allocation strategies haven't changed, Peter . We're going to continue down the path of investing in our business, and where we do have cash that's available for share buybacks, we're going to continue down that path . Specifically, for this year, we are slightly above at 1 . 55 . I think the one thing that should be considered is that we do have excess cash sitting on our balance sheet that's available for you . So it's more than an EBITDA play . We -- at 1 . 55 , we do have excess cash . If you think about our cash balances, we're probably in the range of slightly under $ 1 billion needed to run our business, which means we do have excess cash to fund either further investments, but also NCIB . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And then just my last question is in the write - up when you're talking about the quarter being a little bit above your expectation, I believe, you're -- in the earnings, you said one of the reasons was higher commercial items . I wasn't too sure . I don't think, I've heard you use that expression before . Is that price adjustments from customers? Or what are commercial items? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO I wouldn't -- and Swamy jump in . But when we talk about commercial items, I think that's -- I think we've used it in the past primarily in the MD&A going back . And, Peter, they're not regular course price increases . These are -- these tend to be onetime in nature . They might be out of period . We might be settling something related to ' 21 . Sometimes they go in our favor, sometimes they go against us . And really what happened this quarter, we did have some -- which is good news . We had some positive settlements . And when you compare that to last year, we had a couple that went against us . So net - net, we were up . Louis Tonelli - Magna International Inc . - VP of IR I mean, with the onetime in nature, but they are fairly . they do have them from a the time, it's not uncommon that we have these favorable or unfavorable . Operator And our next question comes from the line of Chris McNally of Evercore . APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - Senior MD Apologies, I'm going to beat the dead horse and go back to the $ 290 million . Given that we see that the reduction in guide is largest in body, I had assumed that maybe it could be a timing difference and some of the raw material pressure could be coming in steel . But it seems like the comment just made was the majority of the $ 290 million was utilities, energy, freight in Europe . So could you just talk about why body would be hit the most? Is that specifically because of the amount of production and facilities for body in Europe? And then I can ask a follow - up after that . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO I think I'm not going to get down into the specifics . So you're correct, Chris, in the sense that it wasn't really a steel - driven issue . And that's primarily because we do have a lot of customer programs related to our steel buy . When you think about the energy cost in Europe, the BES group would be disproportionately hit in the sense that they are huge energy consumers . When you think about our footprint, in particular, our body and chassis group, has a significant footprint in Germany, Austria . So there is a little bit of a disproportionate hit given the sense that they are heavy energy users, in particular, in Europe . The other piece, when you look at the BES group, we spoke briefly about our operations in Russia, and we disclosed that we had $ 371 million of sales in our Russia operations . And we've removed -- effectively, what we've done is we have 0 sales for Russia on a go - forward basis for 2022 . And Russia disproportionately hits our BES segment as well . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - Senior MD Okay . So actually -- so I would divide that into 2 . So essentially, we'll take some large hit from Russia theoretically . It's not -- it's onetime until you can actually physically close the facility, so it could be just ballpark over $ 100 million . So that's a big number for body . But then just to go back on the energy cost ... Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Sorry, Chris . Sorry, Chris . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - Senior MD Yes. Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Sorry, Chris, sorry, I don't want to catch off . I just want to be clear on the Russia piece . We haven't taken any impairment charges related to our Russian operations, so we still have amount recorded on our balance sheet . What I was referring to on the BES segment was our outlook in February assumed sales in the range of $ 400 million for consolidated Magna and profitability of those operations . Our current outlook assumes 0 sales on a go - forward basis and a cash burn in those operations . So on a delta basis, we have a deterioration primarily in our BES segment related to Russia . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - Senior MD Yes . No, absolutely . And I was just doing the mental math of taking 400 x 30 % plus and getting over $ 100 million of EBIT . I think we're on the same page there . Just to back though to the energy, I know you're not going to give a number, but lots of other industrials, other suppliers have talked about energy costs as a percentage of revenue maybe being about 1 % of revenue and a lot of their contracts being sort of fixed on the energy side . So the amount that floats with things like [nat - gas] is only about 25% . I'm just curious, that's still a very large number that $ 290 million . So I'm curious is expedited freight from your Tier 2 s? Is that a big number, too? Because I'm just trying to make my own estimates for $ 290 million when you think about just energy cost . It's a really big number . APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Yes . Yes . So to be clear, on the $ 290 million, that includes multiple items . It's going to include some leakage on other items, whether it's purchase components . There is a little bit of labor in that number . In the case of energy, that is the bigger portion of it . I would say it's higher than 50% . When we think about our energy costs, it's really hard to give a number of what the energy would be as a percentage of sales . It really fluctuates from process to process . Historically, energy hasn't been an issue for us . It's been a fairly stable market . Obviously, the energy costs have been driven by Russia's invasion of Ukraine, and what we're seeing in Europe . We have gone into the market to hedge a portion of our buy to secure supply . And we're going to have to see how this plays out, Chris . Louis Tonelli - Magna International Inc . - VP of IR But some of the things like additional commodity related to Tier 2 s, that some of that's energy as well . Our customers -- our suppliers are having energy issues or freight is energy as well as some of the -- in some ways, they're tied to energy, but they're not necessarily tied to our sales . They tried other companies' businesses and it's come through to charges on us . Operator Our next question comes from the line of Mark Neville of Scotia Capital . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Maybe not maybe just putting aside the $ 290 million just sort of costs in general, I'm just curious sort of when you think about the cost inflation you're facing, so what you think is more structural? If you think there's any longer - term sort of implication for margin and maybe some of the things you can do to offset some of those costs? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Mark, part of it is obviously continuous improvement, looking at the cost structure, which we did in the last 2 years and as we continue to look at that operationally . Again, I think Pat touched on it . As we look at the new codes, you start reflecting the new economics and, in some cases, mechanisms that reflect today's reality, to derisk as much as possible . On the other side, we kind of also have to look at inflation, which was pretty stable and modest in our mature markets . That's not so as we look at it . So that goes to some of the discussions that are ongoing with our customers . Difficult to kind of predict the timing, but it's an ongoing discussions with all OEMs to see how we can look at different ways to address the costs that we are seeing . I would say, structurally, there is -- it won't be substantially different other than how the commodities or the labor market might set a new baseline, and that we have to see going forward in the next years to come . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Yes, right . I guess, on the $ 565 million for the year, -- can you maybe rank order -- again, I appreciate the $ 290 million it sounds like energy break, but could you maybe rank order that -- the components of that $ 565 million? Louis Tonelli - Magna International Inc . - VP of IR I mean, turnabout the first $ 275 million, we said a good chunk of that was commodity and labor on top of that and a bunch of loan so right . And then I think that to $ 20 million I'm not sure I look in the total cloud 65 . We have looked at that way, but those are the question that's it . Okay . APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 10 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Maybe just to follow up . I think it was Peter's question on the NCIB . Just if I'm reading it correctly, the 1 . 55 or the 1 . 5 , it's not a hard stop . There's -- we should expect some buyback actually this year, correct? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Mark, I think -- like we -- I don't think we really guide on where we're going to be on our NCIB . We work within our framework . It's a strategy on capital allocation that hasn't changed in many years where if there is an opportunity to grow the business at an appropriate value, we're going to do that first . And where we do have excess liquidity, we are going to use that cash, if appropriate, to continue NCIBs . Louis Tonelli - Magna International Inc . - VP of IR Yes . That's how we've always done it, and we're doing the same now . We don't really kind of forecast whether our outlook is for or share buybacks . Vincent Joseph Galifi - Magna International Inc . - President Sorry, Mark, it's Vince . Let me just add to that, Pat, if you don't mind . I've been in the room here, I'm trying to say something . And Pat, I think you did a great job . So keep it up . Mark, I think when you look at the -- our capital structure, there's a point in time, you've got a quarter, so you look at it and you get what past the number was [ 1 . 55 ], and you got cash on the balance sheet . But the approach that we've been taking for years is really look at our business plan and look at our outlook, and we're looking at the current year, we're looking over the next couple of years . We look at how that changes as a result of macroeconomic events has talked and Swamy talked a lot about input costs and volumes . And you kind of address the course issue bid on that basis, and you try to look at it, and if you're doing buybacks and what we've done historically is hat do that over the course of the year and not try to bundle it in 1 quarter . So I think the right way to think about it is that we've got a long - term strategy will be in and out of the market . It will be impacted by certainly what we see opportunities are, but we're kind of looking at capital structure and what's the right structure to have, not making sure we have the right amount of liquidity, not too much liquidity . And then to the extent we have excess liquidity approach to market . So it's much broader at a point in time, Mark . Operator Our next question comes from the line of Dan Levy of Credit Suisse . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst I think, on margin, we know there's obviously cost inflation is a big driver here, but we also know that there is a relatively low level of production and a number of production inefficiencies . So maybe you can give us a sense of just backing out the production -- backing out the cost inflation, what would the underlying margin structure look like . I don't know if that $ 290 million is an inclusive number or if there's other numbers as well that are labor? You mentioned it's just utilities and energy . I don't know if labor is something incremental . And if we assume that cost inflation doesn't go away, but that an improved production level comes and more stable production, maybe you can give us a flavor of what your earnings power is with higher volume even in the face of higher cost inflation . Is there a potential for significant improvement with higher LVP even if inflation is what it is and it doesn't get any better? APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Dan, it's Pat, I'll start with this, and Louis and Swamy can jump in . When we think about the first quarter and we look at the deterioration in profitability from Q 1 last year to Q 1 this year . The vast majority, basically, all of it relates to inflation type items . So you get a sense of operating . We're still operating, I would say, efficiently . I think Q 1 of last year was a strong quarter . The semi issues really start to accelerate during the year with a stop start . So I would say, operationally, I think that's our comments that we had a strong quarter operationally that, despite some of the stop starts, we did have a strong quarter . If we fast forward that into the -- our full year outlook, with the additional [ $ 590 million], we are seeing -- subject to the sales declines we're seeing our decrementals in line with our expectations . So my view would be as volumes come back, my expectation would be that we're able to flex back up at appropriate incremental margins . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Okay . So the incremental margin on the recovery would be similar to what you've talked about in the past, which is, I think, something like in the low 20 % range . Is that correct? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO That's -- it varies by segment, Dan, but historically, that's what we've seen ex stop - start type issues . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Great . And then as a follow - up, you've guided to -- it sounds like you're maintaining your guidance to -- for annual engineering expense related to mega trends, which makes sense . But I just want to confirm that within this, that everything is intact or that there's pieces that are maybe a bit more discretionary and that you're pushing out? Maybe you could just give us a sense of in this environment where you have higher inflation, how you think about the megatrend spending? Is it just the plan is what it is, it's not going to change? Or are there more discretionary elements that are being reprioritized? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Dan, I think when we look at most of the engineering spend, whether it is core, that means you're looking at a platform or looking at technology for the future, which we continue to, if you look at application engineering, that means it's programs that we have, and we are working towards the launch . But in either case, whether it is under the -- given economic conditions or not, we have a very rigorous process to hit milestones and performance targets for the project to say, are we getting there . So we have that, call it, gates in place, and we continue to look at that . But obviously, under given circumstances, we look at all tactical efficiency matters to see how we can tighten as much as possible . But at the same time, like we said, we are talking about the next 3 , 5 , 7 years . So we are very cautious not to take away anything for that to build our future . So I would say we are on the path to continue with the right amount of vigilance to look at the tactical items . Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Great . And then sorry, just a clarification on the earlier points on the cost inflation . I just want to confirm . Is the $ 290 million an exhaustive number? Or is there -- are there other pieces of inflation that are not included there, most notably on the labor front? APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 12 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Dan, the $ 290 million captures virtually everything . There might be a little bit of leakage, but it's -- that's our inflation increase . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director That's our assumption . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO That's our assumption . Operator Our next question comes from the line of Joseph Spak of RBC . Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst I guess I just want to go back to some of the discussion on recoveries . I just want to be clear, is it your going assumption that inflation, as it relates to energy, logistics, et cetera, that is going to be more difficult to recover from your customers than straight commodity inflation? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Joseph, I think there's 2 aspects . One, we are talking about recoveries on codes that are already there today based on agreements and so on . So those are the ongoing discussions that we are targeting to close . But as I mentioned before, if you're looking at future programs, then we look to reflect the new economics and figure out what are the different ways to derisk further, whether it's hedging strategies or beyond customer programs and other mechanisms . Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst Okay . And then just on China . I know you mentioned it sounds like that was really the first quarter event, you've lowered it for the rest of the year . Does that contemplate potential disruptions beyond what we've already seen from the shutdowns in China? Like is there a little bit of a sort of hedging factor there for sort of the unknown unknowns that might arise from the shutdowns we've seen to date? Louis Tonelli - Magna International Inc . - VP of IR Well, when you're forecasting, it's always at a point in time, the best information that you have . So I don't know exactly how the handicap exactly what is in there . It definitely reflects some reduction related to the COVID shutdowns, whether we had everything to today's date, really hard to say, honestly, but definitely implicitly, bringing it down, reflecting the shutdown of the information that we know at this point in time . Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst Okay . So the lower for the balance of the year is basically for what we've seen announced or forecasted today? APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 13 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Louis Tonelli - Magna International Inc. - VP of IR Right. Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst Okay . And I guess, just finally, just on Russia . I know you sort of didn't take any write - downs there . I mean what -- what would you need to see to write off Russia? Or what are maybe -- what are some of the options with those assets? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . Like I said, the operations are pretty much substantially idled, and Pat talked about some of the numbers . What we have on the balance sheet and what we had as annual revenue and so on . As you can imagine, it's a pretty complex matter with so many elements in terms of government requirements and limitations and how do we honor sanctions that are in place . And most importantly, I think, we're looking at what the customers are guiding and how they're going to look at going forward . Keeping in mind also what's the best way to safeguard the employees in Russia . So there's a bunch of complex factors here, Joseph, but for 2022 , our assumption is that there is no sales or no production from the OEMs there, but we have to kind of wait to watch and see and hopefully give an update as we move forward . Operator And our next question comes from the line of Colin Langan of Wells Fargo . Colin M. Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Just sorry if I missed this . The [ $ 565 ] million, how much was actually in Q 1 ? And any color on the cadence of how that headwind rolls out? Does it have easier comps in the second half? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Colin, we're not going to get into specific cadence by quarter . We do give an annual guidance . But on a year - over - year basis, in Q 1 , if you -- given that the entire reduction in profitability relates to inflation type items . So you can do the math and that's going to work out to in the range of $ 200 million plus, which -- when you back off that from the [ $ 565 ] million, so you have in the range of $ 350 million left . It's not going to be a linear calculation because we did have rising inflation costs throughout 2021 . So what we are going to expect, I would say, just broadly, would be that the inflation impacts will be heavier weighted towards the first half of the year compared to the second half of the year . Colin M. Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Okay. Louis Tonelli - Magna International Inc . - VP of IR And given that we had an escalation towards the end of the first quarter. So you're going to see that impact hitting us in the second quarter fully. APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 14 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Colin M . Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst So you did 5 . 3 % margins in the first quarter, but the guidance for the year is 5 % to 5 . 4% , so not much of a change . Volume for the market is supposed to improve in the second half . The inflationary factors are moderating in the second half . So why not margin improvement in the second half with those benefits? What's offsetting that? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director If you look at some of the impacts that we're seeing in first quarter kind of started towards the end of the first quarter . So before we start seeing an upswing, hopefully, on the second half of the year, I think there is -- the second quarter still to reckon with all that's happening, I would say . Louis Tonelli - Magna International Inc . - VP of IR Yes, Yes, second half should be better . So the second quarter, (inaudible) first . Colin M . Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Okay . And then just you're slightly below IHS now . What are you seeing that's making you more cautious? And any color, in particular, on the semiconductor supply from your visibility? I mean seems like it's still holding in for improving in the second half . Do you see anything different? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . I think we started the year assuming continued constraints on the semiconductor supply . We still think -- the constraints will stay throughout ' 22 but definitely improve in the second half of the year relative to the first, right? I think we can reasonably say that, although we are expecting improvement going forward, the level of progression we were expecting has slipped a little . And there's really no slack in the supply chain, so any small disruption can put the production behind . Again, so it's something that we have to still continue, and we do continue to monitor it carefully . And there have been a few disruptions . If you see the earthquake in Japan, the zero COVID policy in China and so on . So the conditions are still pretty fluid . Louis Tonelli - Magna International Inc . - VP of IR Yes . And on the volume side, I don't think we're very far off . But I think Russia, our view on Russia versus IHS aren't quite aligned . So I think that's part of the difference . Operator And our next question comes from the line of James Picariello of BNP Paribas Exane . James Albert Picariello - BNP Paribas Exane, Research Division - Research Analyst Within complete vehicles, just curious how Steyr is managing the current supply chain environment? Is the storyline very similar to other OEMs with respect to semi supply challenges and all the mitigation efforts put in place over the last 2 years? APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 15 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . James . I don't think there would be any different, like we are putting the full vehicle assembly operation there, but we work where we are responsible to look at the logistics and the supply chain and also working with the OEMs in this case . So I would say it's no different than what we are doing with the rest of the product lines . James Albert Picariello - BNP Paribas Exane, Research Division - Research Analyst So is there an element of the sourcing running through the OEM and indirectly reaching you guys? Or I don't know if that's what you were trying to get at? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . In some of the cases, the OEMs actually manage -- the chips are some of the products that they would be buying and passing it through to our complete vehicle assembly . James Albert Picariello - BNP Paribas Exane, Research Division - Research Analyst Got it . Okay . So if most OEMs are saying second half improvement, there's no reason to think that Steyr wouldn't also be in the same cap? Understood . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director So it's not -- I would say it's not specific to Steyr only . It is to all our product lines because we have various touch points with the customers as we deal with them . Steyr happens to be from a complete vehicle assembly perspective . James Albert Picariello - BNP Paribas Exane, Research Division - Research Analyst Yes, that makes sense . And then just on electrification, you have 2 full quarters now of the LG powertrain JV fully operational . Is there any update to the JV's prospects, the trajectory -- the 50 % CAGR trajectory just based on what both sides you bring to the table, in 3 months, it will be a 1 - year anniversary somehow . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . I would say we are still on track and on line to reiterate the 50 % CAGR that we talked about . But James, I would still say it's pretty early, right? This was done with the intent of a long - term strategy . But yes, we're still on track for the 50 % that we talked about in the outlook period . Operator Our next question comes from the line of Rod Lache of Wolfe Research . Shreyas Patil - Wolfe Research, LLC - Research Analyst This is Shreyas Patil on for Rod . I just wanted to come back to the question on the energy spend . If I looked at your sustainability report from 2020 , which was the last one I was able to find, I believe in there, you mentioned that your global electricity spend was something like $ 314 million . So if I'm doing the math on the incremental $ 290 million, and I think you mentioned about 50 % was tied to energy . That's $ 145 million . I mean is it right to say, therefore, that your energy spend is up something like 50% ? Or is that not the right baseline? APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 16 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Yes . Maybe I think it's a very good analysis . When we're talking about energy costs, what we've included in that number includes energy charges that are being passed through to us in the form of surcharges from our sub - suppliers . So our -- the baseline on the -- that we're using on the electricity side makes sense . What we're also including in that number would be nat - gas, oil, basically, and surcharges . So we do have much more increases rather than just electricity included in that number you mentioned . Shreyas Patil - Wolfe Research, LLC - Research Analyst Okay . Understood . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I think important and also you've got to look at the sales that you might have had in 2020 versus the sales we are having now could be different and also just not electricity, but gas and others, like Pat mentioned . Shreyas Patil - Wolfe Research, LLC - Research Analyst Okay . Understood . And then just to clarify on the lost revenue in Russia, I mean, is there -- is it right that we should be assuming kind of like a typical decremental margin on that? Or would it be more so because the plants are completely idle at this point? I just wanted to clarify that . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO We're not going to comment specifically on 1 country, to be honest . It's -- the decremental, we have $ 400 million of sales . I think Chris's back - the - envelope calculation probably wasn't far off from earlier . But it's not a normal situation, but I wouldn't say it's material -- materially going to be different one way up or down . Operator And our next question comes from the line of Brian Johnson of Barclays . Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Yes . I want to talk -- I don't want to get into the 290 and plus and minuses, but more want to get your discussion of the managerial processes that you're pursuing to make sure that the offsets because you did say the $ 290 million was a net number . And I'm really kind of thinking about 3 levels of Magna, just given how solid an operator you've been over the years . First, how, given your profit setter goals at the plant manager levels, do those individuals get involved in those discussions . Two, given the OEMs will be serving will be served by multiple of your plans across multiple of our product lines, how does that come up the segment? And in particular, that Vince and (inaudible) getting involved in those discussions . Are you writing like a program management office around inflationary input costs? And then third, when you talk about the contracts going forward, we did have 1 supplier earlier who had extensive operations in Brazil, talked about perhaps going to the South American model of just indexing everything, wages, freight, food in the cafeteria and then sitting down with OEMs on a monthly basis and getting recoveries . And when you talk about new contract forms going forward, would there be any movement to embedding Cola type increases across a variety of factors? APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 17 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Brian, great question . If you look at some of the operational activities that you talked about, from a plant or division level, obviously, there is a inherent tactical focus on an everyday basis . As we continue to work through the uncertainties that we're all talking about, each of the product line has that highly focused approach from a what's happening at every division and what does it mean to their product line . But it just doesn't stop there like we did in -- over the last 2 years, when there is an industry - wide variable like we're talking, whether it's commodity or freight or inflation, we as a management team, with all the group leadership and Magna leadership, go through this on a monthly basis at the minimum . And if there is some other topics that do come up, the senior leaders take a Magna - wide approach so that there is lessons learned and how we share across . Now talking about the coding, obviously, you cannot do a black and white, turn the switch on and off, but we continue our discussions with customers at various levels are almost on a daily basis and their ongoing discussions there . I would say they're open and transparent . Some of them are tough, and we bring the data in the rationale, and we will continue to stay focused on it to close all the items that we have . Going forward, though, I think I've said this a couple of times today, we will try to reflect the new economics in our primary markets in North America and Europe, inflation has been stable and modest for a long time as an example . But now it's high, and we have had some success in securing recoveries related to inflation, including with some of our global customers . Now that's a little bit different in the environment in these primary markets . We are looking at different arrangements going forward to see how we can recover the increased costs . So it's a mix of things . They're tactical and every day plus the strategic view of how to incorporate some of these in the framework going forward . Operator And our final question comes from the line of Michael Glen of Raymond James . Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst Just on the overall margin reduction, can you just give a characterization how much of the decrease related to your European business versus your North American business? Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Mike, it's Pat . I wouldn't say we don't report on a geographic basis to be fair . So I think the analysis we focus on reflects the way we're managing the business, which is by our product categories . And I think that's fully reflected in the in the numbers . Louis Tonelli - Magna International Inc. - VP of IR Volumes are down pretty significantly in Europe, and a lot of the energy is Europe related . So there's -- it's hard to quantify that impact . There's a fair chunk of it . I think that's a European impact . Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst Okay . And then just overall, can you characterize like in terms of what you're seeing communicated from your customers in Europe versus your customers in North America, just how different are the environments and the outlook progressing? APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 18 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Sorry, Mike, in what sense what do you mean exactly, sorry? Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst Like how bad is Europe relative to North America? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO I think our outlook from February to where we are today, I would say Europe is struggling more than North America more broadly on an industry, not necessarily just a Magna issue . So if you think of the -- the most significant impact that's happened in the quarter is obviously the invasion of Ukraine . And Western Europe -- so when you think about volume guidance in Europe broadly, we've taken out 100 % of volumes in Russia for our customers for the balance of 2022 . So that's a Russia -- that's a European impact . The second disproportionate impact that's happening with Europe versus North America is the supply chain issues, primarily on product coming out of Ukraine disproportionately hits our European customers as well . So you'll see that's the second hit to volumes that we've taken in Europe relative to North America . We did take volumes down somewhat in North America, but to a much lesser extent . The third piece, I would say, on the input side is the input costs are disproportionately hitting Europe, primarily on the energy side . And again, that's driven to a great extent by the energy -- Western Europe -- Germany and Austria, in particular, relying on their energy from Russia . Operator And there are no further questions in the queue . Mr . Kotagiri, I'll now turn the call back to you . Please continue . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Thanks, everyone, for listening in to say the least challenging times, but we remain focused on managing the aspects under our control and investing to position us for the future . Enjoy the rest of the day, and hope to see most of you on May 10 . Thank you . Operator And that does conclude today's presentation . We do thank you for your participation and ask that you please disconnect your lines . Have a great rest of the day and a great weekend, everyone . DISCLAIMER Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes . In the conference calls upon which Event Transcripts are based, companies may make projections or other forward - looking statements regarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward - looking statements will be realized . THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS . IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT . USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS . © 2022 , Refinitiv . All Rights Reserved . APRIL 29, 2022 / 12:00PM, MG.TO - Q1 2022 Magna International Inc Earnings Call 19 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.